
05047751

ARIS

P.E. 12-31-04



THE SOUTH | FINANCIAL GROUP INC

2004 Annual Report



Building Franchise Value

A Three-Year Vision

We have a direction. And we have a plan. At The South Financial Group, we're committed to strategic, three-year financial goals that seek the next level of achievement. For the end of 2006, we've set the following goals, based on operating earnings:

Annual earnings per share growth of 15%

Return on equity of 15 to 17%

Cash return on tangible equity of at least 20%

Return on assets of 1.30%

Our confidence and determination to achieve these goals is grounded in our *focus* on building a profitable franchise using a super-community bank strategy that serves small and middle market businesses; our *discipline* to balance growth and profitability; and our successful *execution* of plans that deliver shareholder value.

Market Presence by State

Florida 42%

48% *South Carolina*

10%

North Carolina

Percent of total deposits as of 12/31/04 reflecting pending acquisition of Pointe Financial (excluding Pointe Financial, SC 50%, FL 40%, and NC 10%)

At The South Financial Group,

we're building franchise value.

And we believe that franchise value lies in

executing a disciplined plan

that continuously moves us to ever-higher

levels of performance, expanding in

outstanding, high-growth markets

in the Southeast, and developing

talented banking professionals.

In short, building franchise value is

our focus, a focus that ultimately enhances growth,

profitability and shareholder value.



CORPORATE PROFILE



The South Financial Group, headquartered in Greenville, South Carolina, is a financial services company focused on fast-growing banking markets in the Southeast. The South Financial Group concentrates its growth in metropolitan statistical areas ("MSAs"). It operates through two subsidiary banks:

- Carolina First Bank, the largest South Carolina-based commercial bank, operating in South Carolina, North Carolina, and on the Internet under the brand name, Bank CaroLine, and
- Mercantile Bank, serving select Florida markets.

Founded in 1986, The South Financial Group uses a super-community bank strategy, serving small and middle market businesses and retail consumers by offering a full range of financial services, including cash management, investments, insurance and trust services. Its common stock trades on The Nasdaq Stock Market under the symbol TSFG.

Total assets:	**$13.8 billion**
Branch offices:	**154**
Market capitalization:	**$2.3 billion**
Deposits located within MSAs:	**94%**

Note: At 12/31/04, excluding pending acquisition of Pointe Financial Corporation. Pro forma with Pointe Financial, TSFG had $14.2 billion in total assets, 164 offices and $2.4 billion in market capitalization.

CONTENTS

FORWARD-LOOKING STATEMENTS

The South Financial Group 2004 Annual Report contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements may address issues that include significant risks and uncertainties. Although we believe that the expectations reflected in this discussion are reasonable, actual results may be materially different. Please refer to The South Financial Group's Annual Report on Form 10-K for a more thorough description of the types of risks and uncertainties that may affect management's forward-looking statements. The information contained herein shall be deemed to be updated by any future filings made by The South Financial Group with the Securities and Exchange Commission.

ABOUT THE COVER

Our cover depicts the South Carolina, North Carolina and Florida quarters from the U.S. Mint's 50 State Quarters® program. The South Financial Group has focused its strategic growth in attractive markets within these three Southeastern states. On the South Carolina coin, you'll notice three of the state's official symbols: the Palmetto Tree, the Carolina Wren and the Yellow Jasmine, representing (respectively) strength, hospitality and natural beauty. The North Carolina quarter commemorates the Wright brothers' historic "First Flight" on the dunes at Kitty Hawk in 1903. And the Florida coin illustrates the inscription "Gateway to Discovery" with a 16th century Spanish galleon and the Space Shuttle.


Charlotte
Asheville
Hendersonville
Greenville
Columbia
Wilmington
Myrtle Beach
Charleston
Hilton Head
Jacksonville
CAROLINA FIRST
South Carolina
North Carolina
MERCANTILE BANK
Florida
Gainesville
Orlando
Tampa/St. Petersburg
West Palm Beach
Boca Raton
Fort Lauderdale
Markets Served
Pending

Total Revenue*
($ in millions)

Compound annual growth rate:
3-year: 26% 5-year: 15%
*Net interest income plus noninterest income

Earnings Per Share, Diluted
(in dollars)


1.96
1.89
1.77
1.80
1.49
1.38
.98
.95
.93
.92
.77
.16
99
00
01
02
03
04
GAAP
Operating(c)

Compound annual growth rate:
For operating
3-year: 27% 5-year: 16%
For GAAP
3-year: 22% 5-year: 14%

Total Assets
($ in billions)


13.8
1.9
10.7
1.0
7.9
1.0
6.0
5.2
1.2
4.8
4.5
4.0
6.9
9.7
11.9
99
00
01
02
03
04
Acquisitions

Compound annual growth rate:
3-year: 32% 5-year: 24%

(In thousands, except per share data)	**2004**	2003	% Change
PERFORMANCE			
AS REPORTED, GAAP			
Total revenue [a]	$ **461,495**	$ 368,081	25%
Net income	**119,117**	95,058	25
Net income per common share, diluted	**1.80**	1.89	(5)
Cash dividends declared per share	**0.61**	0.57	7
Efficiency ratio [b]	**54.22%**	56.28%	
Net interest margin (tax-equivalent)	**3.34**	3.27	
OPERATING RESULTS [c]			
Total operating revenue [a]	$ **462,147**	$ 353,705	31%
Operating earnings	**129,550**	89,232	45
Operating earnings per common share, diluted	**1.96**	1.77	11
Operating efficiency ratio [b]	**51.24%**	56.14%	
AT YEAR-END			
Total assets	$ **13,789,814**	$10,719,401	29%
Loans held for investment	**8,107,757**	5,732,205	41
Intangible assets	**611,450**	353,079	73
Total deposits	**7,665,537**	6,028,649	27
Shareholders' equity	**1,400,603**	979,869	43
Book value per share	**19.66**	16.59	19
Market price per share (Nasdaq)	**32.53**	27.75	17
Common shares outstanding (in thousands)	**71,252**	59,064	21
Market capitalization	$ **2,317,839**	$ 1,639,036	41
ASSET QUALITY RATIOS			
Nonperforming assets as a % of loans held for investment and foreclosed property	**0.69%**	1.06%	
Net loan charge-offs as a % of average loans held for investment	**0.46**	0.62	
OPERATIONS DATA			
Branch offices	**154**	134	15%
ATMs	**145**	122	19
Employees (full-time equivalent)	**2,308**	1,918	20

Notes:
[a] Total revenue is defined as the sum of net interest income and noninterest income. Total operating revenue is calculated using tax-equivalent net interest income and operating noninterest income.
[b] The efficiency ratio is defined as noninterest expenses divided by total revenue (net interest income and noninterest income). The operating efficiency ratio is defined as operating noninterest expenses divided by total operating revenue (tax-equivalent net interest income and operating noninterest income).
[c] Operating results exclude impairment charges on perpetual preferred stock, merger-related costs, and other non-operating items. Please see page 21 for reconciliations of GAAP to non-GAAP measures.

To Our Shareholders:

The South Financial Group ended 2004 a stronger company, with new markets, new banking professionals, and a strengthened balance sheet. We achieved strong revenue growth and improved efficiency, resulting in double-digit growth in operating income.

We also continued to lay the groundwork for an even brighter future. We embarked on a new three-year plan designed to further build TSFG's value – for our shareholders, customers, and employees.

2004 was a year of commitment and continuity, a year of discipline and progress. Here are the highlights.

A Plan for Performance

Since 2004 was the initial year of our current three-year plan, it was very important that we get off to a positive start. Our operating performance indicates our success:

Operating earnings per diluted share increased 11%, as compared with 2003. Operating earnings totaled $130 million, or $1.96 per diluted share. Operating EPS growth remained strong even with the completion of two bank mergers during the year. Operating earnings exclude merger-related costs, impairment charges, and other non-operating items.

Net income totaled $119 million, or $1.80 per diluted share.

Organic loan growth topped 16%. This illustrates the strength of our markets and knowledge our bankers have of these markets. Our total loan growth with mergers was 41%.

Net interest margin expanded 7 basis points – a benefit of a more favorable asset mix and rising interest rates.

Efficiency improved. Our 2004 operating efficiency ratio of 51.2% was an improvement over 2003's ratio of 56.1%.

Nonperforming asset ratio declined to 0.69% at year-end 2004, a significant improvement from 1.06% at year-end 2003. Our nonperforming asset ratio has improved every quarter since year-end 2002.

Franchise enhanced through targeted Florida acquisitions. We completed mergers with CNB Florida Bancshares and Florida Banks, adding $1.9 billion in assets. Additionally, we announced a merger with Pointe Financial Corporation ($413 million in assets), expanding our presence in select markets of southern Florida. We expect to close the Pointe Financial merger in the second quarter of 2005.



Mack I. Whittle, Jr.
President and Chief Executive Officer

The market responded favorably to this performance with a 20% total return to shareholders for 2004, including reinvested dividends. Over the past three and five years, our compounded annual returns to shareholders, including reinvested dividends, were 25% and 15%, respectively, outperforming the S&P 500 Index and Philadelphia KBW Bank Index. At the end of 2004, our market capitalization was $2.3 billion, a new milestone for our company.

In 2004, we also increased our quarterly cash dividend to $0.16 per share. Since the initiation of dividends in 1994, we've increased the dividends paid to our shareholders each year.

A Unique Market Position

Our core strategy has led to the development of one of the most attractive banking footprints in the Southeast. We have used smaller acquisitions to gain entry into several high-growth Southeastern metropolitan statistical areas ("MSAs"). Currently, we are the only bank with over $4 billion in total assets that has 90% or more of its deposits in multiple MSAs in the coastal states from Virginia to Florida. This speaks to the unique value of our company and to the successful execution of our expansion strategy.

Our 2004 mergers increased our Florida presence to over $5 billion and moved TSFG into some of Florida's largest, most dynamic, and fastest-growing areas. And after our Pointe Financial merger, our Florida markets will be 42% of The South Financial Group's total deposit base, and we'll rank #14 in market share in all of Florida. In addition, our deposit share ranks us among the top ten banks in Tampa Bay, Orlando, and Jacksonville. By design, we've expanded into Florida markets that are large and getting larger.

Our Florida markets were not the only growth story in 2004. We experienced solid, diversified organic loan growth of 16% throughout our established markets (not counting loans acquired in mergers). Our Market President structure no doubt aids this growth. Each Market President's local knowledge and presence in the community allow that President to maintain personal banking relationships with customers. And their local authority also helps them meet customers' needs quickly and efficiently. The exceptional 2004 growth of our Western North Carolina market, formed through the 2003 acquisition of MountainBank, is a prime example of how our people, products, and operating structure, when they are introduced to a new fast-growing market, can generate impressive growth.

Deposit market share also grew. Our deposits grew faster than the overall deposit levels in the markets we occupy (based on a comparison with banks that compete in all of our markets for June 30, 2004 vs. June 30, 2003). In our South Carolina

Total Shareholder Return
Compound annual growth rate, including reinvested dividends

	TSFG	BKX Index*	S&P 500 Index
1-year	19.7%	10.3%	10.9%
3-year	25.2%	9.8%	3.6%
5-year	15.1%	9.2%	-2.3%


TSFG Stock Performance
The graph below shows the investment
of $100 five years ago, including
reinvested dividends.
$202.40
$155.35
$100
$89.03
99
00
01
02
03
04
TSFG
BKX Index*
S&P 500 Index
*Philadelphia KBW Bank Index
Source: Bloomberg

***Your...*To us, it's more than just a word. In 2004, we added "your" to our long-standing tagline. Now it reads: "We take your banking personally." What does it mean? It means that while our employees look toward the next level of performance, they're also looking in the right place...at the customer.**



markets, where we rank #3 in market share, Carolina First Bank's deposits grew 11.2% – faster than any other bank – versus 8.1% for all banks operating in those markets. In our markets in Florida, Mercantile Bank grew at a rate of 13.6% – the third fastest rate – while all banks operating in those markets grew 12.8%. (Our deposit growth in South Carolina and Florida was not aided by new acquisitions during this period.)

Raising the Bar for Performance

Looking ahead, our strategy is unchanged – our key priority is to execute our three-year plan. Our three-year goals are ambitious (a 15% annual operating EPS growth rate and, for the fourth quarter of 2006, a return on assets of 1.30%, return on equity of 15% to 17%, and cash return on equity of at least 20%), and management is focused on making solid and continuous progress toward those goals.

In 2005, our team remains committed to continuing what we've done well in the past – growing our loans at double-digit rates, operating efficiently, and expanding our footprint in a disciplined manner. In addition, we're striving to enhance our 2005 operating performance with improvement in the net loan charge-off ratio, modest net interest margin expansion, and capitalization on noninterest income growth opportunities. Specific noninterest income opportunities include wealth management, insurance, new mortgage banking leadership, and revenue synergies from integrated mergers. We're also taking our risk management to the next level and introducing a dynamic, real-time sales management system.

In 2004, we made important strides toward a solid, successful future for The South Financial Group. And we are in an excellent position to continue moving toward that future. Our employees believe in the plan we've created, and, as always, their enthusiasm and commitment are vital to our success. We thank them for their efforts. We also thank our shareholders and customers for their confidence, trust, and support. We are excited by the future that awaits us.

Sincerely,

Mack I. Whittle, Jr.
President and Chief Executive Officer

A key to the success of our three-year plan is clear, forthright communication. In that spirit, our management team answers some of the questions we've received from shareholders, customers, industry analysts, and our employees.



MACK WHITTLE
President and Chief Executive Officer

Q. Regarding expansion plans, what markets are you targeting?

We target fast-growing Southeastern markets that possess strong demographics, focusing our efforts on metro areas. This focus is a primary contributor to our strong organic growth. Here's evidence of our discipline in sticking with our plan: We are now the only bank over $4 billion in total assets having 90% or more of its deposits in multiple MSAs in the coastal states from Virginia to Florida. That speaks to the franchise value of our company. We like the footprint we've created, with a presence in three Southeastern states and 42% of the franchise (based on deposits including our pending acquisition) in valuable Florida markets. Our task now is to fill out the franchise. Our goal is to balance growth between organic growth and successfully integrated, smaller acquisitions. In 2005, we plan to increase the number of branches by approximately 10% through de novo branch growth. With this de novo growth, we'll expand our market presence in markets entered through prior acquisitions.

Markets Where TSFG Ranks in Top 10*

	Deposit Share Rank	Market Size *(in billions)*
Greater Tampa Bay, FL	7	$40
Orlando, FL	8	26
Jacksonville, FL	6	20
Greenville, SC	2	9
Columbia, SC	6	9
Charleston, SC	7	6
Asheville, NC	4	5
Myrtle Beach/Georgetown, SC	2	5
Ocala, FL	8	4

*For TSFG's markets with deposits greater than $4 billion.
Source: SNL Financial



JIM TERRY
President, Carolina First Bank



ANDY CHENEY
President, Mercantile Bank

Q. You achieved 16% organic loan growth for 2004. Does this reflect the strength of your markets or are you capturing business from competitors?

The answer is yes. And yes. We expected strong organic loan growth in 2004, so we weren't surprised by our results. Our markets – some of the strongest in the Southeast – continued to grow faster than the Southeast and the country, no doubt buoyed by healthier, more stable economies. In addition, we continued to capture market share from our competitors, partly from our responsiveness, local decision-making, and ability to meet our customers' needs. We occupy a unique niche because of how we position ourselves in the market place, due to our size and our method of delivering products and services. And because of our Market President structure, we possess local knowledge of the markets and our customers. All of this ultimately results in organic loan growth.



JOHN DUBOSE
President, Technology Group

Q. Can you discuss your acquisition criteria and the success of your merger integrations?

The key is discipline: the discipline to remain focused on the strategic fit; the discipline to price acquisitions intelligently; and the discipline to execute a proven merger integration process. This means we won't pursue every opportunity we investigate. Our disciplined acquisition approach emphasizes three well-defined goals: 1) We will expand our franchise in high-growth, Southeastern markets; 2) We will seek to acquire institutions with a similar banking culture and shared super-community bank objectives; and 3) We will expect acquisitions to be accretive to operating cash EPS within 12 months and additive to our three-year goals. In 2004, our Florida acquisitions proved the success of our disciplined strategy. The result? For Florida Banks and CNB Florida, we completed successful – and simultaneous – system integrations, delivered cost synergies, and improved our 2004 operating efficiency ratio.



J.W. DAVIS
President, Carolina First Bank/North Carolina



KENDALL SPENCER
Director of Retail Banking

Q. What signs of continued development of your Elevate sales process do you see?

The Elevate sales process is no longer the new, unfamiliar sales strategy. Introduced in 2001, Elevate is a proven success, with mature users throughout The South Financial Group. It has become an integral part of our corporate culture, creating a natural rhythm for the company. New employees, including associates from recent acquisitions, quickly and comfortably embrace Elevate and the success it brings. We have plans underway for an early 2005 roll-out of a dynamic, real-time sales management system that builds on the sales momentum made possible by Elevate.



BILL HUMMERS
Chief Financial Officer

Q: What was the source of the improvement in the net interest margin?

A number of key factors produced our 7 basis point improvement in the net interest margin for 2004. We improved our earning asset mix during a period of strong loan growth and in connection with our acquisitions, lowering our securities as a percentage of total assets to 31.3% at December 31, 2004 from 37.4% at December 31, 2003. We have maintained a neutral interest rate risk position. Plus, during 2004, noninterest-bearing deposits grew 40%, or 13% organically (which excludes acquisitions and dispositions). And in the higher-rate environment, our noninterest-bearing deposits became a larger contributor to the net interest margin. We also emphasized our efforts to increase low-cost funding, with deposit sales campaigns that targeted transaction accounts.



STAN ROSS
Executive Vice President, Finance

Q: How does your efficiency ratio reflect your progress?

We continue to demonstrate our commitment to producing revenues efficiently. In 2004, our operating efficiency ratio declined to 51% from 56% in 2003, surpassing our "below 55%" goal. (This operating efficiency ratio compares favorably to a peer group of high-performing banks*, which averaged 59% for 2004.) We accomplished these efficiency improvements, even with the acquisitions of CNB Florida and Florida Banks in July. We efficiently integrated our mergers, providing us with cost savings and synergies. Over the past three years, The South Financial Group grew total revenues at an annualized compound growth rate exceeding 25%, similar to 2004's growth. Our investments in people and systems should allow us to continue to produce positive operating leverage.

Average of Bank of Oklahoma, Commerce Bancorp, Compass, Cullen/Frost, City National, Sky Financial, Southwest Bancorp, TCF Financial, Webster Financial, and Zions.

Improving Trend for Nonperforming Assets*


1.59
1.39
1.33
1.06
1.05
0.92
0.83
0.69
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04

*Nonperforming assets as a % of loans held for investment and foreclosed property.



TIM SCHOOLS
Executive Vice President,
Corporate Development

Q: What initiatives are underway to enhance risk management?

With any growth company, you want to ensure that you are prepared for the future. At The South Financial Group, we are preparing for the days ahead. In 2004, we formed an Enterprise Risk Management group that will work with various areas of the company to evaluate and define our risk profile. The next step is to develop more robust tools to measure and monitor our performance. To support this effort, we formed both an internal risk management committee and a risk management committee of the Board of Directors.



MIKE SPERRY
Chief Credit Policy Officer

Q: Are your credit measures pointing to improving trends in nonperforming assets?

The short answer is yes. Our watch loan levels, a key leading indicator of future loss levels, have declined for six consecutive quarters. Consolidated delinquencies (loans 30 days or more past due) ended 2004 at the lowest ratio we've seen in several years. Our nonperforming asset ratio declined throughout the year. This continues a trend that began in the first quarter of 2003 following the purchase of assets from Rock Hill Bank & Trust in October 2002. Though charge-offs were up during the second half of 2004, after first quarter 2005, we expect them to resume declining in the upcoming year.



MARY JEFFREY
Corporate Director of Human Resources

Q. How are you positioned for continued growth in noninterest income?

Frankly, the story on noninterest income is a good news/bad news one. The good news is that we know where we need to improve, and we're taking action. Our 2005 initiatives include the hiring of a mortgage president each for Carolina First and Mercantile, expansion of wealth management, and enhanced measurement of customer profitability. The less-than-good news is that our ratio for noninterest income is not where we want it to be. Our strong loan growth and the relatively low base of noninterest income provided by the banks we've acquired provide a headwind. It's a challenge that we're meeting by continuing to add more revenue producers, as well as pursuing opportunities in our new, valuable Florida markets. Growing noninterest income remains one of our best opportunities for increased profitability, an opportunity we are determined to realize.



WILLIAM CRAWFORD
General Counsel

Q. What impact are you seeing from recent M&A activity in the Southeast?

For The South Financial Group, the wave of mergers and acquisitions in our market places bodes well. Why? Because historically, we've been able to capitalize on markets experiencing such consolidation. In a merger and acquisition environment, we see a number of benefits, such as new customer bases, potentially increased market share, available talent from competitors, and even a scarcity of competitors when evaluating potential acquisitions. In short, we prosper during periods of M&A activity. We see it as an opportunity for profitable growth and are positioned to be one of the primary beneficiaries of this growth in coming years.

Checkpoints for Three-Year Goals

Measure	Goal	2004
Efficiency ratio (operating)	< 55%	51.2%[a]
Loan growth (organic)[b]	15%	16.2%
Deposit growth (organic)[b]	12%	1.3%
For transaction deposits		6.9%
Net loan charge-off ratio	0.35%	0.46%
Noninterest income as % of total revenue (operating)	> 25%	19.7%[a]
Tangible equity to tangible assets	> 6%	5.99%

Notes:
[a] Please see page 21 for reconciliations of GAAP to non-GAAP operating measures.
[b] Annual growth, excluding 2004 transactions (acquisitions of CNB Florida and Florida Banks and disposition of Community National Bank). Loan growth is based on loans held for investment.

Our ability to achieve our three-year goals is enhanced by a set of "financial checkpoints," which allows our management team to chart our progress.



"Forward Looking. Forward Thinking."

We've created a disciplined, three-year plan that gives us a clear focus for the future, as well as an unwavering destination: the next level of success for our shareholders.


CIO
The Agile 100

CIO **magazine named The South Financial Group one of its "Agile 100" companies in 2004, noting that our "project methodology for mergers and acquisitions supports integration, branding, and other conversion processes in 45-60 days."**

"We're five times as large as we were seven years ago. In 1998, we had $2.7 billion in total assets. Today, that number is nearing $14 billion. We've been well-prepared for this growth. By investing in a common technological infrastructure, we've created scalable systems to keep pace with our growth...and our success."

John C. DuBose
President, Technology Group

At The South Financial Group, we plan in three-year cycles. When we set out to create our three-year plan for 2004 to 2006, we knew it would have to include specific criteria. It would be a plan based on specific financial performance measures, a plan that would enable us to compare ourselves to high-performing peer banks. It would be a plan used to guide our decision-making, as well as a plan that would provide quarterly updates. But we also knew something else: To meet our expectations, the plan would have to become a guiding force throughout the company.

Our focused, disciplined plan is an integral part of our corporate culture. Our employees know the importance of the plan and contribute to its execution. And it's working. We've trended positively toward our goals for operating measures. We are providing our shareholders with checkpoints for key measures on a quarterly basis. And our three-year plan guides every critical decision we make at The South Financial Group.

Our Three-Year Goals: 2004-2006


Annual EPS Growth
-4.8%
10.7%
15.0%
2004 GAAP
2004 Operating(a)
Annual Goal
Return on Equity
10.2%
11.1%
17%
2004 GAAP
2004 Operating(a)
Goal for 4th Qtr. 2006
Cash Return on Tangible Equity(b)
19.0%
20.0%
2004
Minimum 20% Goal for 4th Qtr. 2006
Return on Assets
0.98%
1.06%
1.30%
2004 GAAP
2004 Operating(a)
Goal for 4th Qtr. 2006

Notes:
[a]Please see page 21 for reconciliations of GAAP to non-GAAP operating measures.
[b]Operating earnings plus amortization of intangibles (net of tax) divided by average shareholders' equity less average intangible assets.

"Setting three-year goals focuses our team. These three-year horizons enable us to set measurable expectations. We can focus our attention not only on our goals, but also on building the kind of company where people want to work and want to contribute immediately to higher levels of success."

William S. Hummers III
Chief Financial Officer



"Strong Demographics. Intelligent Growth."

The South Financial Group focuses growth on markets with strong demographics, specifically, Southeastern markets with average household and population growth that exceed the national and Southeastern averages.

Our deposits grew faster than the overall growth rate in our markets (based on comparison with banks that compete in all of our markets for June 30, 2004 vs. June 30, 2003). In South Carolina, Carolina First Bank's deposits grew 11.2% – faster than any other bank – versus 8.1% for all banks operating in those markets. In Florida, Mercantile Bank grew 13.6% – the third fastest rate – while all banks operating in those markets grew 12.8%.


Projected Growth
(2004-2009)
Population
Households
4.84%
6.74%
7.25%
5.02%
7.12%
8.01%
U.S. Median
Southeast Median(a)
TSFG Average(b)
U.S. Median
Southeast Median(a)
TSFG Average(b)

(a)Includes AL, FL, GA, MS, NC, SC, TN, VA.
(b)Deposits weighted by county based on TSFG deposits in each market.



"In South Carolina, we continue to gain market share from our competitors. And I think there's one reason for our growth across the state: We don't ever forget what got us this far. It's the way we treat customers. This company was built on customer service. That's our heritage, and believe me, that's not going to change."

James W. Terry, Jr.
President, Carolina First Bank

As a result of our focused, intelligent growth, The South Financial Group has been able to carve a unique niche in the financial marketplace. For instance, we are currently one of only five "MSA market-based banks" operating in the Southeast with greater than $4 billion in total assets. ("MSA market-based" is defined as greater than 90% of total deposits in Metropolitan Statistical Areas.) And we maintain a top ten market share in nine MSAs that possess total market deposits greater than $4 billion.

Though we are expanding and gaining market share in high-growth areas, we continue to maintain our super-community bank model. That is, we offer customers personalized service and local decision-making, backed by products and services usually found only at larger banks.

Approximately half of our growth is internal growth. The other half is a result of acquisitions, including a pair of 2004 acquisitions, CNB Florida and Florida Banks, in key Florida markets.

In short, we've significantly expanded the footprint of The South Financial Group. But we've expanded intelligently, achieving a critical mass in prosperous markets that matter most to our success. Will we continue to grow? Yes. But we'll do it the right way. The smart way.



"We know the people in western North Carolina very well. They're our friends and neighbors. So we know their needs, and we know their financial goals, and we do whatever we can to help them achieve those goals. That's why we've grown our market share here...because we take the time to know the people we serve."

J.W. Davis
President, Carolina First Bank/ North Carolina

"In Florida's fastest growing areas, we're getting the attention of a lot of people. And they're becoming our customers. We're also getting the attention of our competitors...because their former customers are the ones coming through our doors."

Andrew B. Cheney
President, Mercantile Bank



"Our People. Their Passion."

Sure, people drive our business. But passion drives our people. The employees of The South Financial Group have a passion to move to the next level. We have a passion for our customers. A passion for our communities. Ultimately, it's this passion that helps us build a valuable franchise.

What's the profile for our Market Presidents? Here are two numbers that mean the most: Our Market Presidents have an average of 26 years of banking experience and an average of 18 years in their respective markets. This means they know their business. And they know the people they're doing business with.



Suzanne Norris
Market President
North Central Florida

Scott Frierson
Market President
North Carolina Mountain Region

At The South Financial Group, our biggest investment is our people. And it's our smartest investment. Because everything we do – every customer relationship we develop, every financial decision we make, every strategic direction we choose – rests on the shoulders of our roster of experienced, talented banking professionals. So we look for high-potential, high-performing individuals, both inside and outside our company. We hire and develop the best talent the industry has to offer. We offer them a unique attraction in the banking world: a chance to build something special in the Southeast's fastest-growing markets. And this attraction extends to our Market Presidents, women and men who possess super-community bank experience, as well as extensive market and customer knowledge. We match these skills with local market authority to help our Market Presidents meet and exceed expectations.

We want people who are not only passionate about their jobs, but devoted to their communities as well. That's why it is no surprise that our employees contribute thousands of hours of community service each year. Whether it's banging a gavel as president of a local chamber of commerce or pounding a nail at a Habitat for Humanity house, employees of The South Financial Group have a tradition of pitching in to make their respective communities better places to live and work.

We never take the passion of our employees for granted. We encourage it. We develop it. Nurture it. And we work hard every day to create the kind of company where passionate professionals can enhance the value of our franchise.



Marilyn Drayton
Director of CRA and
Community Development

Mike Woody
Director of
Strategic Initiatives

Scott Plyler
North Coastal Regional Executive
Myrtle Beach, SC

"You don't normally think of bankers as the kind of people who get excited about their jobs. Well, we feel like we break that stereotype. The people who work here are passionate about building this franchise. They're enthusiastic about what lies in the future...and they have the talent to get us there."

Mary Jeffrey
Corporate Director of Human Resources

(In thousands, except share data)	At December 31, 2004	2003
ASSETS		
Cash and due from banks	**$ 199,847**	$ 184,057
Interest-bearing bank balances	**4,669**	2,048
Federal funds sold	**–**	137
Securities		
Trading	**–**	480
Available for sale	**4,234,843**	3,915,994
Held to maturity (market value $76,552 in 2004 and $93,188 in 2003)	**75,245**	91,097
Total securities	**4,310,088**	4,007,571
Loans		
Loans held for sale	**21,302**	29,619
Loans held for investment	**8,107,757**	5,732,205
Allowance for loan losses	**(96,918)**	(73,287)
Net loans	**8,032,141**	5,688,537
Premises and equipment, net	**170,648**	142,705
Accrued interest receivable	**65,174**	48,365
Goodwill	**571,853**	324,495
Other intangible assets	**39,597**	28,584
Other assets	**395,797**	292,902
	$13,789,814	$10,719,401
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest-bearing	**$ 1,237,877**	$ 882,129
Interest-bearing	**6,427,660**	5,146,520
Total deposits	**7,665,537**	6,028,649
Federal funds purchased and repurchase agreements	**1,583,495**	834,866
Other short-term borrowings	**43,516**	56,079
Long-term debt	**2,962,143**	2,702,879
Accrued interest payable	**31,943**	24,520
Other liabilities	**102,577**	92,539
Total liabilities	**12,389,211**	9,739,532
Shareholders' equity		
Preferred stock-no par value; authorized 10,000,000 shares; issued and outstanding none	**–**	–
Common stock-par value $1 per share; authorized 200,000,000 shares; issued and outstanding 71,252,346 shares in 2004 and 59,064,375 shares in 2003	**71,252**	59,064
Surplus	**1,056,185**	712,788
Retained earnings	**294,202**	216,678
Guarantee of employee stock ownership plan debt and nonvested restricted stock	**(3,483)**	(2,494)
Common stock held in trust for deferred compensation	**(901)**	(151)
Deferred compensation payable in common stock	**901**	151
Accumulated other comprehensive loss, net of tax	**(17,553)**	(6,167)
Total shareholders' equity	**1,400,603**	979,869
	$13,789,814	$10,719,401

(In thousands, except per share data)	Year Ended December 31, 2004	2003	2002
INTEREST INCOME			
Interest and fees on loans	$ **376,742**	$ 280,609	$ 260,718
Interest and dividends on securities:			
Taxable	**157,171**	128,060	87,554
Exempt from Federal income taxes	**8,090**	4,980	4,367
Total interest and dividends on securities	**165,261**	133,040	91,921
Interest on short-term investments	**229**	479	1,100
Total interest income	**542,232**	414,128	353,739
INTEREST EXPENSE			
Interest on deposits	**96,619**	76,344	82,858
Interest on short-term borrowings	**18,908**	11,419	21,975
Interest on long-term debt	**59,977**	53,774	30,654
Total interest expense	**175,504**	141,537	135,487
NET INTEREST INCOME	**366,728**	272,591	218,252
PROVISION FOR LOAN LOSSES	**34,987**	20,581	22,266
Net interest income after provision for loan losses	**331,741**	252,010	195,986
NONINTEREST INCOME	**94,767**	95,490	59,640
NONINTEREST EXPENSES	**250,244**	207,170	162,840
Income before income taxes, minority interest, discontinued operations, and cumulative effect of change in accounting principle	**176,264**	140,330	92,786
Income taxes	**56,657**	43,260	28,972
Income before minority interest, discontinued operations, and cumulative effect of change in accounting principle	**119,607**	97,070	63,814
Minority interest in consolidated subsidiary, net of income tax	**–**	(2,012)	(3,250)
Income from continuing operations	**119,607**	95,058	60,564
Discontinued operations, net of income tax	**(490)**	–	–
Cumulative effect of change in accounting principle, net of income tax	**–**	–	(1,406)
NET INCOME	$ **119,117**	$ 95,058	$ 59,158
AVERAGE COMMON SHARES OUTSTANDING, BASIC	**64,592**	49,204	41,715
AVERAGE COMMON SHARES OUTSTANDING, DILUTED	**66,235**	50,328	42,715
PER COMMON SHARE, BASIC:			
Income from continuing operations	$ **1.85**	$ 1.93	$ 1.45
Discontinued operations	**(0.01)**	–	–
Cumulative effect of change in accounting principle	**–**	–	(0.03)
Net income	$ **1.84**	$ 1.93	$ 1.42
PER COMMON SHARE, DILUTED:			
Income from continuing operations	$ **1.81**	$ 1.89	$ 1.42
Discontinued operations	**(0.01)**	–	–
Cumulative effect of change in accounting principle	**–**	–	(0.04)
Net income	$ **1.80**	$ 1.89	$ 1.38

Management of The South Financial Group, Inc. ("TSFG") and subsidiaries is committed to quality customer service, enhanced shareholder value, financial stability, and integrity in all dealings. Management has prepared the consolidated financial statements in conformity with U.S. generally accepted accounting principles. The statements include amounts that are based on management's best estimates and judgments. Other financial information in this report is consistent with the consolidated financial statements. Both the Chief Executive Officer and the Chief Financial Officer have certified that TSFG's 2004 Annual Report on Form 10-K fully complies with the applicable sections of the Securities Exchange Act of 1934 and that the information reported therein fairly represents, in all material respects, the financial position and results of operations of TSFG.

In meeting its responsibility, management relies on its internal control structure that is supplemented by a program of internal audits. The internal control structure is designed to provide reasonable assurance that financial records are reliable for preparing financial statements and maintaining accountability for assets, and that assets are safeguarded against unauthorized use or disposition. See "Management's Report on Internal Control over Financial Reporting" in TSFG's 2004 Annual Report on Form 10-K for additional discussion.

KPMG LLP, independent registered public accounting firm, audited TSFG's consolidated financial statements and the effectiveness of TSFG's internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States). KPMG LLP reviews the results of its audit with both management and the Audit Committee of the Board of Directors of TSFG. The consolidated financial statements have not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

The Audit Committee, composed entirely of independent directors, meets periodically with management, TSFG's internal auditors, and KPMG LLP (separately and jointly) to discuss audit, financial reporting, and related matters. KPMG LLP and the internal auditors have direct access to the Audit Committee.

Mack I. Whittle, Jr. President and Chief Executive Officer	William S. Hummers III Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors
The South Financial Group, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The South Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004 (not presented herein); and in our report dated March 9, 2005, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets and statements of income is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

KPMG LLP
Greenville, South Carolina
March 9, 2005

(In thousands, except per share data)	At or For the Year Ended December 31, 2004	2003	2002	2001	2000	1999	Five-Year Compound Growth Rate
INCOME STATEMENT DATA							
Total revenue[a]	**$ 461,495**	$ 368,081	$ 277,892	$ 228,261	$ 215,656	$ 234,263	14.5%
Total operating revenue[a] [b]	**462,147**	353,705	274,124	225,655	211,980	214,328	16.6
Net interest income (tax-equivalent)	**371,084**	275,272	220,604	176,943	169,452	176,407	16.0
Less: Tax-equivalent adjustment	**4,356**	2,681	2,352	2,166	2,341	1,793	19.4
Net interest income	**366,728**	272,591	218,252	174,777	167,111	174,614	16.0
Provision for loan losses	**34,987**	20,581	22,266	22,045	23,378	18,273	13.9
Total noninterest income	**94,767**	95,490	59,640	53,484	48,545	59,649	9.7
Operating noninterest income[b]	**91,063**	78,433	53,520	48,712	42,528	37,921	19.1
Total noninterest expenses	**250,244**	207,170	162,840	140,820	181,538	154,829	10.1
Operating noninterest expenses[b]	**236,796**	198,564	152,527	137,307	141,769	135,784	11.8
Net income, as reported GAAP	**119,117**	95,058	59,158	41,892	6,989	40,450	24.1
Operating earnings[b]	**129,550**	89,232	63,500	40,708	33,321	40,335	26.3
Average common shares outstanding, diluted	**66,235**	50,328	42,715	42,824	43,551	43,618	8.7
PER COMMON SHARE DATA							
Net income - diluted	**$ 1.80**	$ 1.89	$ 1.38	$ 0.98	$ 0.16	$ 0.93	14.1%
Operating earnings - diluted[b]	**1.96**	1.77	1.49	0.95	0.77	0.92	16.3
Cash dividends declared	**0.61**	0.57	0.50	0.45	0.41	0.37	10.5
Book value	**19.66**	16.59	13.66	11.11	11.04	11.55	11.2
Market price per share of common stock	**32.53**	27.75	20.66	17.75	13.25	18.25	12.3
BALANCE SHEET DATA (YEAR-END)							
Total assets	**$13,789,814**	$ 10,719,401	$ 7,941,010	$ 6,029,442	$ 5,220,554	$ 4,768,656	23.7%
Securities	**4,310,088**	4,007,571	2,572,186	1,643,395	899,544	964,146	34.9
Loans held for investment	**8,107,757**	5,732,205	4,434,011	3,730,250	3,722,552	3,246,129	20.1
Allowance for loan losses	**96,918**	73,287	70,275	44,587	43,024	33,756	23.5
Intangible assets	**611,450**	353,079	242,182	97,140	107,254	113,960	39.9
Deposits	**7,665,537**	6,028,649	4,592,510	3,605,255	3,894,662	3,481,651	17.1
Long-term debt	**2,962,143**	2,702,879	1,221,511	411,294	318,326	314,279	56.6
Shareholders' equity	**1,400,603**	979,869	646,799	458,174	468,653	500,590	22.8
BALANCE SHEET DATA (AVERAGES)							
Total assets	**$12,200,614**	$ 9,260,767	$ 6,497,607	$ 5,459,515	$ 5,032,700	$ 4,282,274	23.3%
Total earning assets	**11,101,951**	8,425,590	5,924,077	4,928,970	4,450,016	3,820,904	23.8
Securities[c]	**4,158,202**	3,471,324	1,850,798	1,125,602	875,876	711,276	42.4
Loans held for investment	**6,909,545**	4,864,168	3,969,786	3,759,786	3,545,336	3,045,913	17.8
Deposits	**6,893,753**	5,147,627	3,855,929	3,688,250	3,699,553	3,373,282	15.4
Interest-bearing liabilities	**9,881,134**	7,638,862	5,300,060	4,390,861	3,955,138	3,271,654	24.7
Shareholders' equity	**1,171,121**	709,139	497,341	483,634	479,800	483,214	19.4

Note: The selected financial data should be read in conjunction with The South Financial Group's consolidated financial statements and the accompanying notes.

[a]Total revenue is defined as the sum of net interest income and noninterest income. Total operating revenue is calculated using tax-equivalent net interest income and operating noninterest income.

[b]Please see page 21 for reconciliations of GAAP to non-GAAP measures.

[c]Excludes unrealized gains (losses) on available for sale securities.

(In thousands, except per share data)	At or For the Year Ended December 31, **2004**	2003	2002	2001	2000	1999
PERFORMANCE RATIOS (AS REPORTED, GAAP)						
Efficiency ratio[a]	**54.2%**	56.3%	58.6%	61.7%	84.2%	66.1%
Net interest margin (tax-equivalent)	**3.34**	3.27	3.72	3.59	3.81	4.62
Noninterest income as a % of total revenue	**20.5**	25.9	21.5	23.4	22.5	25.5
Return on average assets	**0.98**	1.03	0.91	0.77	0.14	0.94
Return on average equity	**10.17**	13.40	11.89	8.66	1.46	8.37
Tangible equity to tangible assets	**5.99**	6.05	5.26	6.09	7.07	8.31
PERFORMANCE RATIOS BASED ON OPERATING MEASURES[c]						
Operating efficiency ratio[a]	**51.2%**	56.1%	55.6%	60.9%	66.9%	63.4%
Operating noninterest income as a % of total operating revenue	**19.7**	22.2	19.5	21.6	20.1	17.7
Return on average assets, operating	**1.06**	0.96	0.98	0.75	0.66	0.94
Return on average equity, operating	**11.06**	12.58	12.77	8.42	6.94	8.35
Cash return on average tangible equity[b]	**19.01**	20.74	17.37	12.03	10.57	12.86
ASSET QUALITY						
Nonperforming assets[d]	**$55,976**	$60,774	$74,186	$43,857	$21,514	$13,972
Nonperforming assets as a % of loans held for investment and foreclosed property	**0.69%**	1.06%	1.67%	1.17%	0.58%	0.43%
Net loan charge-offs as a % of average loans held for investment	**0.46**	0.62	0.49	0.54	0.39	0.39
Allowance for loan losses as a % of loans held for investment	**1.20**	1.28	1.58	1.20	1.16	1.04
OPERATIONS DATA						
Branch offices	**154**	134	117	90	94	108
ATMs	**145**	122	105	77	78	86
Employees (full-time equivalent)	**2,308**	1,918	1,700	1,346	1,374	1,514

Note: The selected financial data should be read in conjunction with The South Financial Group's consolidated financial statements and the accompanying notes.

[a]The efficiency ratio is defined as noninterest expenses divided by total revenue (net interest income and noninterest income). The operating efficiency ratio is defined as operating noninterest expenses divided by total operating revenue (tax-equivalent net interest income and operating noninterest income).

[b]Cash return on average tangible equity is defined as cash operating earnings divided by average tangible equity.

[c]Please see page 21 for reconciliations of GAAP to non-GAAP measures.

[d]Nonperforming assets include nonperforming loans, other real estate owned, and personal property repossessions.

Explanation of TSFG's Use of Certain Non-GAAP Financial Measures

This summary annual report contains certain financial measures determined by methods other than in accordance with Generally Accepted Accounting Principles ("GAAP"). TSFG management uses these non-GAAP measures in its analysis of TSFG's performance. TSFG believes presentations of financial measures excluding merger-related costs and these non-operating items (referred to as operating measures) provide useful supplemental information, a clearer understanding of TSFG's financial performance, and better reflect TSFG's core operating activities. Management uses operating measures in the calculation of certain of TSFG's ratios, in particular, to analyze on a consistent basis and over a longer period of time, the performance of which it considers to be its core banking operations. TSFG believes the non-GAAP measures enhance investors' understanding of its business and performance. These measures are also useful in understanding performance trends and facilitate comparisons with the performance of others in the financial services industry.

The table provided on page 21 provides reconciliations between GAAP results and non-GAAP performance measures. Operating measures adjust GAAP information to exclude the effects of non-operating items, such as merger-related costs, impairment charges, gains or losses on certain asset sales, and non-operating expenses. Cash basis items exclude intangibles and their amortization. The economic substance of non-operating and "cash operating basis" items is clearly defined.

The limitations associated with utilizing operating measures and cash basis information are the risk that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. Management compensates for these limitations by providing detailed reconciliations between GAAP information and operating measures. These disclosures should not be considered an alternative to GAAP.

(In thousands, except per share data)	For the Year Ended December 31, **2004**	2003	2002	2001	2000	1999
NONINTEREST INCOME						
Operating noninterest income	**$ 91,063**	$ 78,433	$ 53,520	$ 48,712	$ 42,528	$ 37,921
Non-operating noninterest income:						
Gain (loss) on available for sale securities	**6,998**	11,080	2,985	3,458	(5,391)	482
Gain on equity investments	**4,723**	5,376	3,135	960	9,219	15,471
Impairment of perpetual preferred stock	**(10,367)**	–	–	–	–	–
Gain on disposition of assets and liabilities[a]	**2,350**	601	–	354	2,189	5,775
Non-operating interest income	**3,704**	17,057	6,120	4,772	6,017	21,728
Total noninterest income	**$ 94,767**	$ 95,490	$ 59,640	$ 53,484	$ 48,545	$ 59,649
NONINTEREST EXPENSES						
Operating noninterest expenses	**$ 236,796**	$ 198,564	$ 152,527	$ 137,307	$ 141,769	$ 135,784
Non-operating noninterest expenses:						
Merger-related costs (recoveries)	**7,866**	5,127	6,664	(501)	29,198	7,155
Conservation grant of land and other[b]	**3,350**	–	–	665	5,320	11,890
Loss on early extinguishment of debt	**1,429**	2,699	354	3,106	–	–
Employment contract payments	**1,080**	512	1,846	–	1,161	–
Impairment (recovery) loss from write-down of assets	**(277)**	268	1,449	243	4,090	–
Non-operating noninterest expenses	**13,448**	8,606	10,313	3,513	39,769	19,045
Total noninterest expenses	**$ 250,244**	$ 207,170	$ 162,840	$ 140,820	$ 181,538	$ 154,829
EARNINGS						
Net income, as reported GAAP	**$ 119,117**	$ 95,058	$ 59,158	$ 41,892	$ 6,989	$ 40,450
Non-operating interest income	**(3,704)**	(17,057)	(6,120)	(4,772)	(6,017)	(21,728)
Non-operating noninterest expenses	**13,448**	8,606	10,313	3,513	39,769	19,045
Related income taxes	**199**	2,625	(1,257)	357	(10,420)	2,568
Discontinued operations, net of tax	**490**	–	–	–	–	–
Other[c]	**–**	–	1,406	(282)	3,000	–
Operating earnings	**129,550**	89,232	63,500	40,708	33,321	40,335
Add: Amortization of intangibles, net of tax	**4,089**	2,374	1,053	5,196	5,692	6,121
Cash operating earnings	**$ 133,639**	$ 91,606	$ 64,553	$ 45,904	$ 39,013	$ 46,456
Average common shares outstanding, diluted	**66,235**	50,328	42,715	42,824	43,551	43,618
Per common share:						
Net income – diluted	**$ 1.80**	$ 1.89	$ 1.38	$ 0.98	$ 0.16	$ 0.93
Operating earnings – diluted	**1.96**	1.77	1.49	0.95	0.77	0.92
SELECT BALANCE SHEET (AVERAGES)						
Shareholders' equity	**$1,171,121**	$ 709,139	$ 497,341	$ 483,634	$ 479,800	$ 483,214
Intangible assets	**(468,060)**	(267,416)	(125,732)	(102,176)	(110,645)	(121,923)
Tangible equity	**$ 703,061**	$ 441,723	$ 371,609	$ 381,458	$ 369,155	$ 361,291

Notes:
[a]In 1999, includes $3,252 gain on sale of credit cards.
[b]Other includes charitable contribution of premises of $665 in 2001, system conversion costs of $4,021 and charges associated with the Anchor Financial merger of $1,299 in 2000, and charitable contribution to foundation of $11,890 in 1999.
[c]Other includes cumulative effect of change in accounting principle, net of tax of $1,406 in 2002 and $(282) in 2001 and provision for loan losses to conform Anchor Financial's credit risk methodologies of $3,000 in 2000.



Mack I. Whittle, Jr.
President and Chief Executive Officer
Age: 56 With TSFG since: 1986

Mack I. Whittle, Jr. has served as President/CEO and a Director of The South Financial Group since its inception in 1986. He began his banking career with Bankers Trust of South Carolina, where he served in several capacities from 1969 to 1986. Whittle is Chairman of the South Carolina Chamber of Commerce, immediate past Chairman of the Board of Trustees for the University of South Carolina, and a past president of the South Carolina Bankers Association. He received his undergraduate degree and MBA from the University of South Carolina.



J. W. Davis
President, Carolina First Bank/North Carolina
Age: 58 With TSFG since: 2003

J.W. Davis, also a Director of The South Financial Group, is responsible for the Market President (Mountain) and Western North Carolina operations. In 1997, he founded MountainBank (acquired by TSFG in 2003) and served as its President and Chief Executive Officer. He previously served over 20 years in senior management positions with NationsBank in North Carolina and South Carolina. A graduate of the University of South Carolina and the Graduate School of Banking at LSU, J.W. Davis also serves as a member of the North Carolina Banking Commission.



William S. Hummers III
Vice Chairman, Executive Vice President and Chief Financial Officer
Age: 59 With TSFG since: 1988

William S. Hummers III is also a Director of The South Financial Group. His responsibilities include finance, treasury and regulatory relations. Hummers held various positions with Southern Bank & Trust, including Controller, from 1972 to 1986 and with First Union (following its acquisition of Southern Bank) from 1986 to 1988. A graduate of the University of South Carolina, Hummers also serves as a Director of World Acceptance Corporation, a consumer finance company.



John C. DuBose
President, Technology Group
Age: 53 With TSFG since: 1998

John C. DuBose's responsibilities include developing and delivering superior technology and financial-based products and services for The South Financial Group and its subsidiaries. He is also responsible for financial services (including trust, brokerage, insurance, and wealth management), branch administration, and the Sales and Service Center. DuBose was Director of Technology Services at Barnett Bank from 1992 to 1997 and in charge of nationwide service delivery at NationsBank (following its acquisition of Barnett). He graduated from the University of South Carolina.



Andrew B. Cheney
President, Mercantile Bank
Age: 55 With TSFG since: 2000

Andrew B. Cheney is responsible for the Florida Market Presidents and Florida operations. During his 27 years with Barnett Bank and Bank of America, he served as president of Barnett affiliate banks, including Jacksonville Market President, and as commercial growth executive for North Florida. A graduate of the University of Florida and the Stonier Graduate School of Banking, Cheney currently serves on the board of the Gator Bowl and is a former Chairman of the Jacksonville Chamber of Commerce.



Mary A. Jeffrey
Executive Vice President, Corporate Director of Human Resources
Age: 54 With TSFG since: 2002

Mary A. Jeffrey's responsibilities include compensation, benefits, employee relations, talent development, payroll, and coordination of all human resources activities for the company. She began her banking career in 1979 with Barnett Bank and NationsBank (following its acquisition of Barnett). A graduate of the University of Central Florida, Jeffrey was Regional Human Resources Manager for Huntington National Bank prior to joining The South Financial Group.



William P. Crawford, Jr.
Executive Vice President, General Counsel
Age: 42 With TSFG since: 2002

William P. Crawford, Jr. is primarily responsible for SEC-related matters, the legal aspects of M&A and financing activities, and supervision of the company's day-to-day legal activities. From 1989 until 2001, Crawford was a member of Wyche, Burgess, Freeman & Parham, P.A., where he served as the primary counsel for The South Financial Group, with responsibility for all of its corporate transactions. From 2001 to 2002, he served as Assistant General Counsel at Bowater Incorporated. Crawford received his law degree from Harvard and graduated from Indiana University with a bachelor's and master's degree in piano performance.



J. Stanley Ross
Executive Vice President, Finance
Age: 53 With TSFG since: 2001

J. Stanley Ross is responsible for finance, accounting, and budgets. Prior to joining The South Financial Group, Ross was a partner with Tatum CFO, where he served as CFO for clients in manufacturing, banking, and other service-related industries. His prior executive financial experience also includes the chemical and pharmaceutical industries. Ross holds an undergraduate degree from the University of Georgia and an MBA from the University of Southern Mississippi.



Timothy K. Schools
Executive Vice President, Corporate Development
Age: 35 With TSFG since: 2004

Timothy K. Schools' responsibilities include risk management, mergers and acquisitions, and investor relations. He began his banking career in 1999 with SouthTrust Corporation and subsequently worked for National Commerce Financial Corporation, serving each in investor relations and planning roles. Previously he held financial positions at Price Waterhouse and Sonat, Inc. Schools earned an undergraduate degree from James Madison University and an MBA from Emory University.



Michael W. Sperry
Executive Vice President, Chief Credit Officer
Age: 58 With TSFG since: 1998

Michael W. Sperry is responsible for the quality of credit risk-taking activities, loan administration, credit administration, special assets, and loan operations. Sperry was Chief Credit Officer at Southern National Corporation from 1990 to 1995 and a Senior Executive Vice President over commercial lending/corporate banking at BB&T from 1995 to 1997 (following its acquisition of Southern National). In banking since 1965, Sperry also held credit and commercial lending positions at three other financial institutions. A graduate of the Stonier Graduate School of Banking, Sperry earned his undergraduate and MBA degrees from Georgia State University.



Kendall L. Spencer
Executive Vice President, Director of Retail Banking
Age: 52 With TSFG since: 2000

Kendall L. Spencer is responsible for marketing, strategic planning, company-wide sales management, and product development. With 24 years in the financial services industry, he served as president of two Barnett Bank affiliate banks and director of professional/executive banking with NationsBank (following its acquisition of Barnett). A graduate of the Stonier Graduate School of Banking, Spencer holds an undergraduate degree from the University of Florida and a master's degree of divinity from Trinity Evangelical Divinity School.



James W. Terry, Jr.
President, Carolina First Bank
Age: 57 With TSFG since: 1991

James W. Terry, Jr. is responsible for the Market Presidents (Upstate, Piedmont, Midlands, and Coast) and operations in South Carolina and Coastal North Carolina. Terry began his banking career in 1970 and held numerous senior management positions with First Union until joining Carolina First. Terry is immediate past Chairman of the Greater Greenville Chamber of Commerce and a former Chairman for the Greenville United Way. Terry graduated from the University of North Carolina.

Market Presidents

Carolina First Bank

South Carolina

Robert E. Brown
Piedmont
Offices: 4 Assets: $233 million

Robert R. DuRant III
Coastal
Offices: 27 Assets: $1,332 million

F. Justin Strickland
Midlands
Offices: 24 Assets: $933 million

C. Fredrick West
Upstate
Offices: 26 Assets: $1,017 million

North Carolina

Scott M. Frierson
Mountain
Offices: 19 Assets: $970 million

Mercantile Bank

Florida

Robert E. Cameron
Gainesville
Offices: 3 Assets: $264 million

Thomas D. Ingram
Ocala
Offices: 1 Assets: $170 million

Bruce W. May
Central Florida
Offices: 11 Assets: $522 million

Suzanne M. Norris
North Central Florida
Offices: 10 Assets: $462 million

Cynthia S. Stover
Northeast Florida
Offices: 9 Assets: $602 million

Heather B. Summers
South Florida
Offices: 2 Assets: $185 million

Douglas A. Tuttle
Tampa Bay
Offices: 18 Assets: $822 million

The South Financial Group

William P. Brant
Senior Partner
Brant, Abraham, Reiter, McCormick & Green, P.A.
Chief Executive Officer
Thayendanegea Timber, LLC

Gordon W. Campbell
Vice Chairman
Mercantile Bank

J.W. Davis
President
Carolina First Bank/North Carolina

C. Claymon Grimes, Jr.
Attorney

M. Dexter Hagy
Principal
Vaxa Capital Management, LLC

William S. Hummers III
Vice Chairman and Executive Vice President
The South Financial Group

Jon W. Pritchett
President and Chief Executive Officer
Nextran Corporation

H. Earle Russell, Jr., M.D.
Surgeon
Greenville Surgical Associates

Charles B. Schooler, O.D.
Optometrist

Edward J. Sebastian
Retired – Founder, Chairman & CEO
Resource Bancshares Mortgage Group, Inc.
Resource Bancshares Corporation

John C.B. Smith, Jr.
Owner
John C.B. Smith Real Estate
Attorney/Of Counsel
Nexsen/Pruet LLP

William R. Timmons, Jr.
Chairman
The South Financial Group
Chairman
Canal Insurance Company

William R. Timmons III
Secretary and Treasurer
Canal Insurance Company

Samuel H. Vickers
Chairman and Chief Executive Officer
Design Containers, Inc.

David C. Wakefield III
President
Wakefield Enterprises, LLC

Mack I. Whittle, Jr.
President and Chief Executive Officer
The South Financial Group

Carolina First Bank

Mary Rainey Belser
Community Volunteer
Converse College Board of Trustees

Robin H. Dial
Partner
Dial, Dunlap & Edwards, LLC

Claude M. Epps, Jr.
Attorney
Bellamy, Rutenberg, Copeland, Epps, Gravely & Bowers, P.A.

Judd B. Farr (Emeritus)
President
Greenco Beverage Co., Inc.

Maj Gen John S. Grinalds, USMC (Ret)
President
The Citadel

M. Dexter Hagy
Principal
Vaxa Capital Management, LLC

Michael R. Hogan
President
Puckett, Scheetz & Hogan Insurance

Charles B. McElveen
Co-Owner
Swamp Fox Timber Co.

W. Gairy Nichols III
Partner
Dunes Realty, Inc.

Thomas J. Rogers
Secretary – Treasurer
Strand Media, Inc.

H. Earle Russell, Jr., M.D.
Surgeon
Greenville Surgical Associates

John C.B. Smith, Jr.
Owner
John C.B. Smith Real Estate
Attorney/Of Counsel
Nexsen/Pruet LLP

Andrew A. Sorensen, Ph.D.
President
University of South Carolina

David H. Swinton, Ph.D.
President
Benedict College

James W. Terry, Jr.
President
Carolina First Bank

William R. Timmons, Jr.
Chairman
The South Financial Group
Chairman
Canal Insurance Company

William R. Timmons III
Secretary and Treasurer
Canal Insurance Company

David C. Wakefield III
President
Wakefield Enterprises, LLC

Mack I. Whittle, Jr.
President and Chief Executive Officer
The South Financial Group

Mercantile Bank

Carlos J. Alfonso
Chief Executive Officer
Alliant Partners, LLC
Alfonso Architects, Inc.

William P. Brant
Senior Partner
Brant, Abraham, Reiter, McCormick & Green, P.A.
Chief Executive Officer
Thayendanegea Timber, LLC

Audrey S. Bullard
Certified Public Accountant

Gordon W. Campbell
Vice Chairman
Mercantile Bank

Paul D. Causey
President
Causey Fern, Inc.
U.S. Exports, Inc.

Andrew B. Cheney
President
Mercantile Bank

Thomas B. Drage, Jr.
Attorney

William S. Hummers III
Vice Chairman and Executive Vice President
The South Financial Group

Millard K. Joyner
Chief Executive Officer
Joyner Construction Company

Algis Koncius
President
Koncius Enterprises, Ltd.

M. Rodney Metz
Retired/Real Estate Investor

Cecil D. Moore
Moore Foundry & Machine

Louis P. Ortiz
Senior Partner
Garcia & Ortiz, P.A.

Joe H. Pickens
Member
Florida House of Representatives
Attorney
Joe H. Pickens, P.A.

Jon W. Pritchett
President and Chief Executive Officer
Nextran Corporation

Marvin H. Pritchett
Chairman
Nextran Corporation
Chief Executive Officer
Pritchett Trucking Inc.

Ross E. Roeder
Chairman
Smart & Final, Inc.

Michael W. Sperry
Executive Vice President and Chief Credit Officer
The South Financial Group

William R. Timmons III
Secretary and Treasurer
Canal Insurance Company

Samuel H. Vickers
Chairman and Chief Executive Officer
Design Containers, Inc.

Mack I. Whittle, Jr.
President and Chief Executive Officer
The South Financial Group

Mark E. Wolfson
Certified Public Accountant
Senior Partner
Wolfson & Associates, P.A.

Alachua County, FL
Jon Baxter, D.M.D.
Howard Freeman
Charles Holden, Jr.
Millard K. Joyner
Linda McGurn
Scott Medley, M.D.
Charles Page
James Parrish, Jr.
Nancy Perry
Jon W. Pritchett
Portia Taylor

Anderson, SC
Robert G. Austin, D.M.D.
Philip C. Cahaly
David Eugene Clary
Todd R. Davidson
Daniel J. Fleming, M.D.
Greg L. Shore

Charleston, SC
Samuel H. Altman
Martha Ballenger
Henry Berlin
W. Carlyle Blakeney, Jr.
Brian M. Carmody
Joseph P. Griffith, Jr.
Warren F. Lasch
Thomas M. Leland, M.D.
Ernest L. Masters
Dennis E. O'Neill
Thomas J. Parsell
Harold R. Pratt-Thomas, Jr.
Michael C. Robinson
John I. Saalfield
William S. Stuhr, Sr.
Arthur M. Swanson
O. L. Thompson III

Columbia, SC
Donald H. Burkett
T. Moffatt Burriss
William C. Cantey, Jr.
Craig G. Dawson
Charlie W. Devlin, M.D.
Robin H. Dial
D. Christian Goodall
Charles R. Jackson
S. Stanley Juk, Jr., M.D., FACC
Jerry C. Kline
Robert E. Kneece, Jr.
Robert C. Pulliam
John C. B. Smith, Jr.
John P. Sutton, M.D.
James T. Tharp
James H. Walker

Conway, SC
Larry L. Biddle
Jonathan L. Dieter, Jr., M.D.
J. Charley Ray
Bobby J. Smith
Kenneth Ward
William D. Witherspoon

Georgetown County, SC
T. M. Andrews
William S. Duncan
John P. Grimes
William N. Miller III
Charles A. Moore
Mark A. Nash
Louis P. Parsons
L. Payton Parsons, Jr.
Robert B. Plowden, Jr.
Julian A. Reynolds, Jr.
Wright S. Skinner III, M.D.
R. Frank Swinnie, Jr.
John B. Trotter

Greenville, SC
Judith P. Alexander
Glenn E. Batson
Alfred N. Bell, Jr.
Susan J. Bichel
Steven R. Brandt
R. Jack Dill, Sr.
Nathan A. Einstein
C. Douglass Harper
A. Foster McKissick III
Mary Louise Mims
Ruben Montalvo
J. Mattison Puckett
E. Hays Reynolds III
Porter B. Rose
Morris E. Williams, M.D.

Greenwood, SC
Emmett F. Brooks
Jane Burgdorf
Claire F. Kuhl
Donald A. Long

Henderson/Buncombe County, NC
Thomas L. Cooper
Robert P. Ingle II
James F. Miller III
W. Leonard Overstreet III, M.D.

Hillsborough County, FL
Thomas E. Doozan
P. H. Doyle
David J. Epstein
Jeffrey Greenacre
Theodore Jay Hamilton
Walter D. Harmon
Stephen B. Horton
Perry Jacobsen
Nancy M. Kirk, M.D.
Jefferson C. Knott
Kenneth E. Lane, Jr.
Nicholas Lanese
John Lynch
Van L. McNeel
William R. Potter
John Prahl
Neil J. Rauenhorst
Linda Shattles
Bruce Silverman
John E. Sullivan
Leonard Vandermast III
Susan Welsh, D.C., CCSP
Jody J. Whitmyer
Millie Woolf

Jacksonville, FL
John G. Harrison III
William A. McArthur
A. C. Skinner III
Harvey E. Stringer
Edgar B. Vickers
Mark S. Wood

Lake City, SC
Marlene Askins
Joe F. Boswell
Rev. Matthew C. Brown
William C. Garner, Jr.
Roger K. Kirby
James C. Lynch, Sr.
E. Leroy Nettles, Jr.
William J. Sebnick

Laurens County, SC
Lumus Byrd, Jr.
Robert L. Cason
Joy Gault
Joe J. Gresham
John V. Griffith, Ph.D.
Lykes Henderson, Jr.
J. Jay Peay

McDowell County, NC
Lanetta Byrd
James T. Cook (Emeritus)
E. L. Cunningham
Stephen T. Dirhold
W. Hill Evans
David Ricketts, Ph.D.

Myrtle Beach, SC
Dorothy K. Anderson
James Arakas
J. Carson Benton, Jr.
Cecil Brandon, Jr.
David L. Brittain
D. Richard Crumpler
Calhoun Cunningham, M.D.
A. Shaw Dargan III
William W. DesChamps
John S. Divine IV
Miles M. Herring
Douglas R. Martin
Stephen L. McMillan
Leroy Rainbow

North Carolina Coast
W. James Brandon
Walter R. Conlogue
J. Wright Holman
Ruppert L. Piver
Charles G. Smith IV
Harry W. Stovall III

North Strand, SC
Jay O. Baldwin III
Martin H. Barrier
John L. Martini, Jr.
Raymond L. Sessions, Jr.
C. Gene Sheppard
Lattie M. Upchurch, Jr.
Terry W. White, Sr.

Ocala, FL
Richard Andrews
Thad Boyd
Nancy Deichman
Sandy McBride
Michael Paglia
Harvey Vandeven

Pasco County, FL
Steve Athanassie
Allen S. Crumbley
Gary L. Davis
Patrick I. Epting
David Greene
Guido Mancini
Roger E. Michels
Melissa Nurrenbrock, Ed.D.
Andrew Padova
G. Michael Stone
Steven M. Strobbe, D.O.
Betty Thorp

Pickens County, SC
Drake E. Curry
Roddey E. Gettys
C. E. Lawton
Joel D. Ledbetter
Thomas O'Hanlan
Phil Owens
Christopher P. Robinson
Mendel Stewart

Piedmont, SC (City)
Thomas A. Devenny, Ph.D.
Norma J. Hedstrom
Max Kennedy
Dawn H. Nappi
Elizabeth G. Pack
T. D. Thomason, D.C.
Jerry M. Yeargin

Piedmont Region, SC
David G. Anderson
Edwin L. Barnes
William C. Beaty, Jr.
Claude W. Burns III
Fred W. Faircloth III
Hugh L. Harrelson, Sr.
Jerry H. Padgett, Ph.D.
Richard S. Powell
Betty Jo Rhea
Elvin F. Walker

Pinellas County, FL
Brian Bunbury
Barbara Capalbo
Robert J. Carter
Joseph Connell
Kenneth C. Deacon, Jr.
Larry Garuti
C. L. Glasbrenner
John K. Handel
Thomas M. Harris
Raymond P. Hempstead
Theodore C. Henter, Jr.
Harold R. Hildebrandt
Terry Hunt
Kevin M. Hussey
Al Karnavicius
Vincent Lawrence
Doug Linder
John F. Michel, Jr.
William C. Moore
William Newton
Farhod Nikjeh
Madeleine B. Olster
Dennis A. Palso
Emil Pratesi
P. N. Risser III
Jamilou T. Rosenkrans
Keith Rowland
Michael A. Shaluly
Marga Shefman
Randy L. Stowell
Joel R. Tew
John G. Thomas
Michael Wetzel, D.Min.
Richard D. Wilkes, D.V.M.
Jerry Witts
Michael R. Zoller

Polk County, NC
Stephen H. Brady
Norman D. Brannon
Daryl Kim Talbot
Laurence M. Wassong

Rutherford County, NC
John Mark Bennett, M.D.
Terry M. Campbell
H. Lee Harrill
Todd B. Morse
Peter O'Leary
Timothy J. Ridenhour

Shelby, NC
Gaye DeVoe
Hampton C. Hager, Jr.
Jennie L. Lambert
Stuart H. LeGrand
Michael R. Royster
Robert H. Still

South Florida
John Bourassa
Rafael Cabrera, M.D.
Conrad Damon
Sid Kopperl
Harvey Montijo, M.D.
Matthew Morrall
Stuart Morris
Paul Reidinger
Don Smith
Shane Stafford
Mark Wolfson

South Strand, SC
Michael J. Arakas
Albert W. Hitchcock
W. Winston Hoy, Jr.
R. Kirkland McQuiddy
W. Gairy Nichols
Jerry W. Oakley
Dennis G. Permenter
E. J. Servant III
Willie C. Shelley, Jr.
John S. Springs
J. Roddy Swaim

Dividend Information

Calendar

Dividends are customarily paid to shareholders of record as follows:

Record Dates: January 15, April 15, July 15, and October 15

Payment Dates: February 1, May 1, August 1, and November 1

Quarterly Dividend Rate

Our current quarterly dividend is $.16 per share. Since the first dividend payment in 1994, The South Financial Group has paid consecutive quarterly dividends and increased cash dividends every year.

Direct Deposit

The South Financial Group offers shareholders the convenience of automatic deposit of dividends into personal bank accounts on the same day dividends are paid. For more information, please contact the Transfer Agent by phone at (800) 368-5948 or by e-mail at info@rtco.com.

Dividend Reinvestment Plan

Shareholders may purchase additional shares of common stock at a 5% discount by reinvesting cash dividends. Participants in the Plan may also invest additional cash, up to a maximum of $10,000 per month, for purchase of common stock at market value. For more information, please contact Investor Relations by phone at (800) 951-2699 or by e-mail at investor@thesouthgroup.com.

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:30 a.m., April 19, 2005, at The Gunter Theatre, Peace Center for the Performing Arts, Greenville, South Carolina.

Summary Annual Report

The 2004 Annual Report is presented in a summary format intended to provide information in a concise, summarized manner that will be meaningful and useful to the widest range of readers. The audited financial statements and detailed analytical schedules are contained in The South Financial Group's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

Stock Listing

The Nasdaq Stock Market

Ticker Symbol: TSFG

Stock Information

For the Year	**2004**	2003	% Change
Stock price ranges:			
High	**$32.61**	$29.58	10%
Low	**25.85**	19.25	34
Close	**32.53**	27.75	17
Cash dividends paid per share	**0.60**	0.56	7
Total return to shareholders[a]	**19.7%**	37.6%	
Annual shares traded (000's)	**79,910**	56,997	40
At December 31			
Shares outstanding (000's)	**71,252**	59,064	21%
Shareholders of record	**9,101**	8,896	2
Price/net income multiple[b]	**18.07x**	14.68x	
Price/operating earnings multiple[c]	**16.60**	15.68	
Price/book multiple	**1.65**	1.67	

Notes:

[a]Based on stock price and cash dividends paid, including reinvested dividends.

[b]Based on year-end closing stock price divided by net income per share.

[c]Based on year-end closing stock price divided by operating earnings per share.

Form 10-K

A copy of The South Financial Group's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available at no charge by contacting Investor Relations at the address under Contact Information on the inside back cover of this report.

Corporate Headquarters

The South Financial Group
104 South Main Street
Poinsett Plaza, 10th Floor
Greenville, South Carolina 29601
(864) 255-7900
www.thesouthgroup.com

Contact Information

Customer Service

For customers requesting assistance regarding accounts, products or services, please contact our Sales and Service Center by phone at (800) 476-6400 (for NC and SC) or (800) 238-8681 (for FL) or by e-mail at customerassistance@thesouthgroup.com.

Investor Relations

For analysts, investors and others seeking financial information, please contact:

Investor Relations
The South Financial Group
P.O. Box 1029
Greenville, South Carolina 29602
(800) 951-2699
E-mail: investor@thesouthgroup.com

Transfer Agent

For shareholders seeking help with a change of address, records or information about lost certificates, stock transfers, dividend checks or dividend reinvestment, please contact our Transfer Agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948
E-mail: info@rtco.com
www.rtco.com

On The Internet

News releases and other information about The South Financial Group are available on the Internet at our corporate website, www.thesouthgroup.com.

CAROLINA FIRST

www.carolinafirst.com

Carolina First / *South Carolina*

Aiken (2)
Anderson (4)
Andrews
Camden
Chapin
Charleston (4)
Clemson
Clinton (2)
Columbia (8)
Conway
Easley (2)
Edgefield
Florence (2)
Fort Mill
Georgetown (2)
Greenville (6)
Greenwood
Greer (2)
Hampstead, NC
Hilton Head (2)
Irmo
Jacksonville, NC
Lake City
Laurens
Lexington (2)
Litchfield
Little River
Marion
Mauldin
Moncks Corner
Mount Pleasant
Mullins
Murrells Inlet
Myrtle Beach (3)
Newberry
North Myrtle Beach (2)
Pendleton
Pickens
Piedmont
Rock Hill (3)
Simpsonville
Summerville
Surfside Beach
Swansea
Taylors
Travelers Rest
West Columbia
Wilmington, NC (3)

Carolina First / *North Carolina*

Asheville (2)
Bakersville
Burnsville
Columbus
Fletcher
Forest City
Franklin
Hendersonville (2)
Lake Lure
Marion
Morganton
Rutherfordton
Spruce Pine
Sylva
Tryon
Waynesville
Weaversville

Bank CaroLine

www.bankcaroline.com

MERCANTILE BANK

www.bankmercantile.com

Florida

Apollo Beach
Brandon
Clearwater
Crescent City
Crystal River
East Palatka
Fort Lauderdale
Fort White
Gainesville (3)
Glen St. Mary
Interlachen
Inverness
Jacksonville (4)
Kissimmee (2)
Lake Butler
Lake City (3)
Largo
Live Oak (2)
Longwood
Macclenny
New Port Richey
Ocala
Orlando (3)
Palatka
Port Richey
St. Augustine
St. Petersburg (4)
Starke
Tampa (6)
Temple Terrace
Tierra Verde
West Palm Beach
Winter Garden
Winter Park (2)



THE SOUTH | FINANCIAL GROUP

104 South Main Street / Poinsett Plaza, 10th Floor
Greenville, South Carolina 29601
(864) 255-7900
www.thesouthgroup.com